19 October 1999

Further cash payment to BHP in Liverpool Bay

The Broken Hill Proprietary Company Limited today announced it has reached agreement with PowerGen UK plc over a further re-negotiation of the gas contractual arrangements for the Liverpool Bay development in the UK Irish Sea.

In return for a cash consideration of UK PDS 90.8 million [A$ 235 million] to BHP, the gas contract price will be reduced by around one third for a five year period having effect from 1 June 1999. At the end of the five year term of the new agreement, the contract will either return to the previous price basis or be succeeded by a new mutually acceptable arrangement. Proceeds from the deal, which is conditional upon approval from taxation authorities, will be amortised on a unit of production basis over the five years of the agreement.

This agreement follows a similar re-negotiation of the Gas Sales Contract last December when the company was paid UK PDS 270 million for a permanent base price reduction of around 35%. As on that occasion, the payment represents full value for gas revenues being foregone.

The transaction marks further progress by BHP in its efforts to extract value from its portfolio of assets, in this case by bringing forward the value of the future income stream. It releases significant early value from the Liverpool Bay asset, whilst maintaining a long term gas contract at market competitive rates.

BHP Petroleum owns a 46.1% operating interest in Liverpool Bay. LASMO (ULX) and Centrica Resources - BHPP's joint venture partners in the development - have also agreed amendments to the terms of their Gas Sales Agreements with PowerGen. The new arrangement is viewed by all parties - including PowerGen - as extremely attractive.

The Gas Contract relating to Liverpool Bay was signed in August 1991, providing PowerGen with dedicated access to the gas contained within five Liverpool Bay fields on a life of field, take or pay basis. The initial price for the gas was agreed in 1991 and has been adjusted every quarter according to a predetermined indexation formula.

Liverpool Bay's gas fields have estimated initial (P50) recoverable reserves of 1.2 trillion cubic feet of gas, in addition to more than 160 million barrels of oil. Gas production commenced in December 1995 with oil production following one month later.

Partners in the Liverpool Bay development are: BHP Petroleum Great Britain PLC 46.1% (operator), LASMO (ULX) Limited 45% and Centrica Resources Limited 8.9%.

For further information please contact:

London:

Chris Huntley

+44 20 7802 7331

Melbourne - investor enquiries:

Andrew Nairn

+61 3 9609 3952

Melbourne - media enquiries:

Dr Malcolm Garratt

+61 3 9652 6872

San Francisco

Pierre Hirsch

+1 415 774 2030